UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Tim Whyte

Sofaer Global Research (UK) Ltd.

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44-20-7259-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 12 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307325100	13D/A	Page 2 of 12 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sofaer Capital Asian Hedge Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 24,599,749
9. Sole Dispositive Power
10. Shared Dispositive Power 9,664,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,664,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 307325100	13D/A	Page 3 of 12 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sofaer Capital Global Hedge Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 24,599,749
9. Sole Dispositive Power
10. Shared Dispositive Power 9,664,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,664,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 307325100	13D/A	Page 4 of 12 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sofaer Capital Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 24,599,749
9. Sole Dispositive Power
10. Shared Dispositive Power 9,664,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,664,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 307325100	13D/A	Page 5 of 12 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Restructuring Investors Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 24,749,749 (includes 150,000 shares of Common Stock issuable upon exercise of warrants issued to Restructuring Investors Limited as a finders fee)
9. Sole Dispositive Power 4,422,865
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 307325100	13D/A	Page 6 of 12 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Passlake Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 24,599,749
9. Sole Dispositive Power 566,676
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 566,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.46%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 307325100	13D/A	Page 7 of 12 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Persistency
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 24,599,749
9. Sole Dispositive Power 8,585,729
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,585,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A

This statement on Schedule 13D/A (this “Statement”) related to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Company”).

1.	SECURITY AND ISSUER.

No material change.

2.	IDENTITY AND BACKGROUND.

No material change.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

4.	PURPOSES OF TRANSACTION.

No material change.

5.	INTEREST IN SECURITIES OF THE ISSUER.

A.	The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein.

Sofaer Capital, Inc. (“Sofaer”), Sofaer Capital Asian Hedge Fund (“SCAHF”) and Sofaer Capital Global Hedge Fund (“SCGHF”) are participants in an intended solicitation of proxies. As such, Sofaer, SCAHF and SCGHF may be deemed the beneficial owners of the shares of the other participants, Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“Sofaer Resources”), John Laurie Hunter, Eric Wing Cheong Leung, Mark Adam Parkin and Tim Whyte.

The Reporting Persons may also be deemed the beneficial owners of 1,189,700 shares of Common Stock owned by RIT Capital Partners plc (“RIT”), a public limited company organized under the laws of England and Wales, by virtue of the fact that RIT has designated Sofaer to vote and dispose of RIT’s shares of Common Stock in accordance with Sofaer’s discretion.

Each of the parties described above disclaims beneficial ownership of the shares held by any other party.

By virtue of the relationships described above, the Reporting Persons, the participants in the intended proxy solicitation and RIT may all be deemed to be members of a “group”, as such term is used in Section 13(d)(3) of the Exchange Act. The aggregate beneficial ownership of such deemed group is

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24,599,749 shares of Common Stock, 17,574,349 shares of which are outstanding and 7,025,400 shares of which are issuable upon the exercise of warrants. According to the definitive proxy statement filed on behalf of the Company’s Board of Directors on October 27, 2006, there were 123,752,342 shares of Common Stock outstanding as of October 26, 2006. Together, the Reporting Persons and the other members of the aforementioned deemed group therefore have a beneficial ownership percentage of 18.8%.

B.	Together, the Reporting Persons and the other members of the aforementioned deemed group may be deemed to have shared power to vote 24,599,749 shares of Common Stock.

Sofaer, Sofaer Resources, SCAHF and SCGHF have shared dispositive power over 9,664,779 shares of Common Stock. Mr. Parkin has sole dispositive power over 300,000 shares of Common Stock and may be deemed to be the beneficial owner of 103,400 shares of Common Stock held by Red Earth Holdings (not counted as beneficially owned by the aforementioned deemed group), a fund for which he is an advisor. None of Messrs. Hunter, Leung or Whyte has sole dispositive power over any shares of Common Stock. Restructuring has sole dispositive power over 4,442,865 shares of Common Stock, 150,000 shares of which (issuable upon the exercise of warrants) are not subject to the Investor Group Agreement, dated December 23, 2004, by and among the Reporting Persons and therefore not deemed beneficially owned by the aforementioned deemed group. Passlake has sole dispositive power over 566,676 shares of Common Stock. Persistency has sole dispositive power over 8,585,729 shares of Common Stock. RIT has shared dispositive power with Sofaer over 1,189,700 shares of Common Stock.

C.	Neither the Reporting Persons nor any of the persons named in paragraph (A) have effected any transactions in the Common Stock during the past sixty (60) days, except as listed below:

Sofaer Resources acquired 100,000 shares of Common Stock on October 5, 2006, in the open market for a price of $0.9498 per share.

Sofaer Resources acquired 20,000 shares of Common Stock on October 17, 2006, in the open market for a price of $1.00 per share.

Sofaer Resources acquired 19,900 shares of Common Stock on October 18, 2006, in the open market for a price of $1.00 per share.

RIT acquired 100,000 shares of Common Stock on October 18, 2006, in the open market for a price of $1.0275 per share.

RIT acquired 127,200 shares of Common Stock on October 19, 2006, in the open market for a price of $1.0377 per share.

RIT acquired 2,500 shares of Common Stock on October 19, 2006, in the open market for a price of $1.05 per share.

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RIT acquired 470,000 shares of Common Stock on October 20, 2006, in the open market for a price of $1.0981 per share.

RIT acquired 61,000 shares of Common Stock on October 23, 2006, in the open market for a price of $1.088 per share.

D.	Not applicable.

E.	Not applicable.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Amended Joint Filer Agreement and Power of Attorney, dated October 23, 2006, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 31, 2006

SOFAER CAPITAL GLOBAL HEDGE FUND

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

SOFAER CAPITAL INC.

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

RESTRUCTURING INVESTORS LIMITED

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

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PERSISTENCY

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

PASSLAKE LIMITED

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

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